

April 8, 2022

Bryan C. Gunderson
President and Chief Executive Officer
Falcon Minerals Corporation
609 Main Street, Suite 3950
Houston, TX 77002

> **Re: Falcon Minerals Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Form 8-K dated March 10, 2022**
> **File No. 001-38158**

Dear Mr. Gunderson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2021

Business
Proved Undeveloped Reserves, page 9

1.   You disclose that your 10,141 MBoe in proved undeveloped reserves will be converted to developed status over the next five years. You also disclose that you converted 628 MBoe of proved undeveloped reserves to developed status during the year ended December 31, 2021. At that rate of conversion, it appears that your proved undeveloped reserves will not be developed within five years. Expand your disclosure to discuss the progress made during fiscal 2021, and any factors that impacted progress in converting proved undeveloped reserves to developed status. Refer to Item 1203(c) of Regulation S-K.

2.   We note that you have a history of material changes to the development plan underlying your estimates of proved undeveloped reserves during each of the last three fiscal years. Expand your disclosure to describe the particular controls you have in place to ensure

compliance with Rules 4-10(a)(22) and 4-10(a)(31) of Regulation S-X. As part of your expanded disclosure, additionally describe the steps that your management implemented to evaluate departures from previously adopted development plans in determining the level of certainty regarding the proved undeveloped reserves disclosed as of December 31, 2021.

Acreage, page 10

3.   We note that undeveloped acreage represents a significant proportion of your total acreage. Please expand your disclosure to discuss the expiration dates of material amounts of your undeveloped acreage. Refer to Item 1208(b) of Regulation S-K.

Drilling Results, page 11

4.   Please expand the disclosure of your present activities to additionally provide the total number of net wells that were in the process of being drilled, completed, dewatering or waiting on infrastructure at the end of December 31, 2021. Refer to Item 1206 of Regulation S-K.

5.   Please expand the disclosure of your drilling activities to additionally provide the total number of net productive development wells drilled and completed during each of the last three fiscal years and clarify the number of gross and net productive and/or dry exploratory wells, if any, drilled during each of the last three fiscal years. Refer to Item 1205 of Regulation S-K.

Notes to Consolidated Financial Statements
Note 17 Supplemental Information on Oil and Natural Gas Operations (Unaudited)
Oil and Natural Gas Reserves, page F-22

6.   Please expand the disclosure of the net quantities of proved developed and undeveloped reserves, by individual product type, as of the beginning of the initial period in the reserves reconciliation, e.g. December 31, 2018. Refer to FASB ASC 932-235-50-4.

7.   The discussion of the changes that occurred in total proved reserves indicates the line item entry representing negative revisions in the previous estimates of reserves is the result of an aggregation of several separate and unrelated factors, e.g. changes in development timing and lower commodity prices. We also note the explanation for the negative revisions of the previous estimates of 1,930 MBoe for the year ended December 31, 2021 resulted primarily due to a change in development timing; however, this figure appears to be inconsistent with the disclose on page 9 indicating negative revisions of 1,569 MBoe in proved undeveloped reserves due to a change in development timing.

Please expand your disclosure to reconcile the overall change in the line item by separately identifying and quantifying the net amount attributable to each factor, including offsetting factors, so that the change in net reserves between periods is fully explained. In particular, disclosure relating to revisions in previous estimates should identify such underlying factors as changes caused by commodity prices, costs, ownership interests, well performance, improved recovery or changes resulting from the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to FASB ASC 932-235-50-5.

<u>Item 2.02 Form 8-K dated March 10, 2022</u>

<u>Non-GAAP Financial Measures, page 8</u>

8. We note your presentation of Adjusted EBITDA and Pro-Forma Free Cash Flow and your statement on page 8 that management also uses these measures "to evaluate cash flow available to pay dividends to our common shareholders." Tell us how you considered reconciling these measures to Net cash provided by operating activities as the most directly comparable GAAP-basis measure per Item 10(e)(1)(i)(B) of Regulation S-K. Please also tell us how you considered Questions 102.05 and 103.02 of the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures as it relates to the presentation of these measures on a per share basis.

9. Please revise to provide a reconciliation of the measures of Adjusted EBITDA for full year 2021 consistent with Item 10(e)(1)(i)(B) of Regulation S-K.

10. We note your presentation of Pro-forma Free Cash Flow and Net cash available for distribution as non-GAAP measures. As these measures appear to be calculated in the same manner, please explain whether there are any substantive differences and why both are presented. With your response, tell us how you considered Question 102.07 of the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures which states that free cash flow is typically calculated as cash flows from operating activities less capital expenditures and why the measure you present is characterized as pro forma.

11. Revise your statement that management uses Pro-forma Free Cash Flow to evaluate cash flow available to pay dividends to your common shareholders as Question 102.07 of the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures states that free cash flow should not be used to imply it represents the residual cash flow available for discretionary expenditures.

12. It appears that Pro-forma Free Cash Flow excluding expenses associated with the Desert Peak transaction is a non-GAAP measure. Revise to provide disclosure consistent with Item 10(e)(1)(i) of Regulation S-K.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Sandra Wall, Petroleum Engineer, at 202-551-4727, or John Hodgin, Petroleum Engineer, at 202 551-3699 on engineering matters. Please contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Ethan Horowitz, Accounting Branch Chief, at 202-551-3311 with any other questions.

       Sincerely,

       Division of Corporation Finance
       Office of Energy & Transportation